Exhibit 23.8

CONSENT OF EXPERT

In connection with the Registration Statement on Form F-10, including any amendments thereto (the “Registration Statement”), of Yamana Gold Inc., I, Normand L. Lecuyer, P. Eng., of Roscoe Postle Associates Inc. (formerly known as Scott Wilson Roscoe Postle Associates Inc.), hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the Jacobina Project as at December 31, 2013 (the “Estimates”) and to the report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated February 28, 2014 (the “Report”) and to the inclusion or incorporation by reference of references to and summaries of the Estimate and the Report in the Registration Statement.

By:	/s/ Normand L. Lecuyer
Name:	Normand L. Lecuyer, P. Eng.
Title:	Principal Mining Engineer

Dated: February 17, 2015